Exhibit 99.1

Abcam Plc

Results for the 12- and 18-month periods ended 31 December 2021

Growing demand for Abcam’s portfolio of in-house products drives calendar 2021 revenues up by 22% at constant exchange rates

Acquisition of BioVision completed 26 October 2021

CAMBRIDGE, United Kingdom, March 14, 2022 (GLOBE NEWSWIRE) – Abcam plc (Nasdaq: ABCM; AIM: ABC) (‘Abcam’, the ‘Group’ or the ‘Company’), a global leader in the supply of life science research tools, today announces its final results for the 18-month period ended 31 December 2021 (the ‘period’). The Group’s accounting reference date changed from 30 June to 31 December during the year1, therefore these financial statements report on both a 12- and 18-month period.

SUMMARY PERFORMANCE

£m, unless stated otherwise	12 months ended 31 Dec 2021 (unaudited) (‘CY2021’)	12 months ended 31 Dec 2020 (unaudited) (‘CY2020’)	18 months ended 31 Dec 2021 (audited)
Revenue	315.4	269.3	462.9
Adjusted gross profit margin*, %	72.2%	70.0%	71.8%

Reported operating profit	7.1	1.0	24.4
Adjusted operating profit**	60.4	50.6	95.5
Adjusted operating margin, %	19.2%	18.8%	20.6%
Share-based payments related to pre-CY2021 schemes	(12.9)	(13.3)	(22.0)
Like-for-like adjusted operating profit (post share-based payments related to pre-CY2021 schemes)***	47.5	37.3	73.5
Like-for-like adjusted operating margin***, %	15.1%	13.9%	15.9%

Net (Debt) / Cash****	(24.1)	211.9	(24.1)

*	Excludes the amortisation of the fair value of assets relating to the inventory acquired in connection with the acquisition of BioVision.
**

Adjusted figures exclude impairment of intangible assets, systems and process improvement costs, acquisition costs, amortisation of fair value adjustments, integration and reorganisation costs, amortisation of acquisition intangibles, share-based payments and employer tax contributions thereon, the tax effect of adjusting items and credits from patent box claims. Such excluded items are described as ‘adjusting items’. Further information on these items is shown in note 4 to the consolidated financial statements.

***

In previous reporting periods, share-based payments have not been included within adjusting items. With the approval of the Profitable Growth Incentive Plan (“PGIP”) during CY2021, management considers it to be more appropriate and more consistent with its closest comparable companies to include all share-based payments in adjusting items. To aid comparison with our previous presentation of results, we have included the adjusted operating margin in the table above on a like-for-like basis, excluding this change (“Like-for-like”).

****	Net Cash comprises cash and cash equivalents less borrowings.

CY2021 FINANCIAL HIGHLIGHTS1,2

•	Revenue growth of +22% (+17% reported) at constant exchange rates, compared to CY2020 the previous year, including a 1%pt contribution from the acquisition of BioVision

•	+38% total in-house CER revenue growth (including Custom Products & Licensing[3] and £2.6m of incremental revenue from BioVision) (+32% reported)

•	Revenue from in-house products and services contributed 61% of total revenue (including Custom Products & Licensing[3] and £2.6m of incremental revenue from BioVision)

•

Adjusted[2] gross margin increased by over 200 basis points to 72.2% (CY2020: 70.0%), benefiting from the contribution of higher margin in-house products and volume leverage resulting from the increase in revenue

•	Adjusted[2] operating profit of £60.4m (excluding share-based payments), equating to an adjusted operating margin of 19.2% (CY2020: 18.8%).

•	Adjusted[2] operating margin on a like-for-like[4] basis improved over 300 basis points to 16.5% in H2 ’21 (Jul-Dec), from 13.3% in H1 ’21 (Jan-Jun)

•	Statutory reported operating profit increased to £7.1m, from £1.0m in CY2020

•	Net cash inflow from operating activities increased to £62.9m (CY2020: £58.9m)

BUSINESS HIGHLIGHTS

•	Focus on serving customers’ needs globally as research activity levels continued to normalise and demand for Abcam products increased

•	Positive customer transactional Net Promotor Score (‘tNPS’) of +56 (CY2021) and product satisfaction rates at all-time highs

•	Completed the acquisition of BioVision, Inc (“BioVision”), a leading innovator of biochemical and cell-based assays, in October 2021, for cash consideration of $340m (on a cash free, debt free basis)

•	High employee engagement, with the business ranked in the Top 5 in the Glassdoor UK Employees’ Choice Awards in January 2022, for the second year running

•	Strengthened and expanded leadership in commercial and operational teams with senior hires in Commercial, Brand, China, and Supply Chain

•	Expanded the Group’s global presence, with the opening of new and enlarged sites in China, the US (Massachusetts, California), Singapore, and Australia

•	Upgraded supply chain systems at three locations, implemented new data architecture, and began transition to a new e-commerce platform, with completion of the digital transformation due in 2022

•	Completed the secondary US listing on Nasdaq’s Global Market in October 2020 (supplementing existing listing on AIM on the London Stock Exchange)

•	Expanded Asia, digital, and life science industry experience on the Board of Directors, with the appointments of Bessie Lee, Mark Capone and Sally Crawford, as Non-Executive Directors

SHARE TRADING, LIQUIDITY AND LISTING

•	Following our listing on Nasdaq in October 2020, the number of Abcam shares traded as ADSs on Nasdaq has doubled. While only 10% of our shares trade in the US market, it represents 25% of liquidity

•	The Board continues to review options to increase share liquidity and intends to consult with shareholders on these options in due course

CY2022 GUIDANCE

•	Global lab activity continues to recover, though some uncertainty remains

•	CY2022 trading performance YTD is in line with our expectations

•	Expect total CER[5] revenue growth of c.20% (including BioVision) with mid-teens organic CER revenue growth

•	Expect continued adjusted gross margin improvement from the contribution of higher margin in-house products and full year impact of the BioVision acquisition

•	Expect total adjusted operating cost growth (including depreciation and amortisation) at mid-teens percentage, as we slow rate of investment and leverage recent investments

LONG TERM GOALS TO CY2024

•	CY2024 revenue goal target range increased by £25m to £450m-£525m, adjusted to incorporate BioVision[6] and current operating performance

•	Adjusted operating margin and ROCE targets remain unchanged

Commenting on today’s results, Alan Hirzel, Abcam’s Chief Executive Officer, said:

“I am grateful to everyone at Abcam for their dedicated effort through this most challenging time and thank our customers and partners for their ongoing trust and support. We have had another successful year operationally and financially despite the ongoing challenges. As we look ahead to 2022, we expect to create more innovation and success out of the past two years of investment as we installed elements of Abcam’s long term growth strategy. The scientific community remains our guide and with their support we are becoming a more influential and trusted brand globally.”

Analyst and investor meeting and webcast:

Abcam will host a conference call and webcast for analysts and investors today at 13:00 BST/ 09:00 EDT. For details, and to register, please visit corporate.abcam.com/investors/reports-presentations

A recording of the webcast will be made available on Abcam’s website, corporate.abcam.com/investors

Notes:

1.

On 2 June 2021, Abcam announced that it had changed its accounting reference date from 30 June to 31 December. Following this extension, these financial statements are for the 18-month period ended 31 December 2021. To assist understanding of the company’s underlying performance, like-for-like financial information for the 12-month periods ended 31 December 2021 (‘CY2021’) and 31 December 2020 (‘CY2020’) have also been provided.

2.

These results include discussion of alternative performance measures which include revenues calculated at Constant Exchange Rates (CER) and adjusted financial measures. CER results are calculated by applying prior period’s actual exchange rates to this period’s results. Adjusted financial measures are explained in note 2(c) and reconciled to the most directly comparable measure prepared in accordance with IFRS in note 4 to the interim financial statements.

3.	Custom Products & Licensing (CP&L) revenue comprises custom service revenue, revenue from the supply of IVD products and royalty and licence income.

4.

In previous reporting periods, share-based payments have not been included within adjusting items. With the approval of the Profitable Growth Incentive Plan (“PGIP”) during CY2021, management considers it to be more appropriate and more consistent with its closest comparable companies to include all share-based payments in adjusting items. To aid comparison with our previous presentation of results, we also calculate adjusted operating margin on a like-for-like basis, excluding this change (“Like-for-like”).

5.	Average CY2021 exchange rates to GBP as follows: USD: 1.378; EUR: 1.159, RMB: 8.891, JPY: 150.7

6.	Last 12-month BioVision recurring revenues of £17.8m at point of acquisition, adjusted for non-recurring COVID-19 related revenues, and sales to Abcam during that period.

The information communicated in this announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014.

For further information please contact:

Abcam	+ 44 (0) 1223 696 000

Alan Hirzel, Chief Executive Officer Michael Baldock, Chief Financial Officer James Staveley, Vice President, Investor Relations

Numis – Nominated Advisor & Joint Corporate Broker	+ 44 (0) 20 7260 1000
Garry Levin / Freddie Barnfield / Duncan Monteith

Morgan Stanley – Joint Corporate Broker	+ 44 (0) 207 425 8000

Tom Perry / Luka Kezic

FTI Consulting	+ 44 (0) 20 3727 1000

Ben Atwell / Julia Bradshaw

This announcement shall not constitute an offer to sell or solicitation of an offer to buy any securities.

This announcement is not an offer of securities for sale in the United States, and the securities referred to herein may not be offered or sold in the United States absent registration except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act of 1933, as amended. Any public offering of such securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer, which would contain detailed information about the company and management, as well as financial statements.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation statements of targets, plans, objectives or goals for future operations, including those related to Abcam’s products, product research, product development, product introductions and sales forecasts; statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures; statements regarding future economic and financial performance; statements regarding the scheduling and holding of general meetings and AGMs; statements regarding the assumptions underlying or relating to such statements; statements about Abcam’s portfolio and ambitions, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavours; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; we have identified material weaknesses in our internal control over financial reporting and failure to comply with requirements to design, implement and maintain effective internal control over financial reporting could have a material adverse effect on our business; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

The Group has changed its year end to December 31 and, as a result, this year’s results present an 18-month accounting period, which ended on 31 December 2021. The comparison to the previously reported 12 months ended 30 June 2020 presents substantial period-on-period increases due to the longer period of account in the current reporting period and provides little helpful insight into the underlying performance of the business. To provide more useful commentary, both the CEO and CFO reviews largely focus on the financial and operating performance of the business in the 12 months ended 31 December 2021 (“CY2021”) compared to the 12 months ended 31 December 2020 (“CY2020”). The audited financial statements in the back of this report contain statutory results for the 18 months ended 31 December 2021 and a comparison to the year ended 30 June 2020.

CEO Report

Moving forward with courage and hope

As we continue to grapple with the challenges of our times, I am convinced that for all of us in the science community, the only way to move forward is with courage and hope. Over the last several decades, the positive impact of life science on the human condition has been profound. For example, across every income level and every country where there has not been a catastrophe, life expectancy has increased by nearly 20 years since the 1960s.

Life science, medical discovery and innovation have been central to this health and social progress. In the last two decades, since the sequencing of the human genome, research in life sciences has more than doubled, and with it the potential to make even more progress. New discoveries can take 10 years or more to make a tangible difference and I am hopeful that our children will reap greater benefits in health and lifespan in the years to come.

As I think about these inspiring achievements, alongside the development of our own business, I am determined to ensure Abcam continues to innovate and play a key role in helping our customers reach their scientific and career goals. We remain resolutely focused on enabling scientists to make breakthroughs faster, with better quality research tools and a passion for collaboration. It won’t stop there either. We see a greater role for Abcam to accelerate the transition of discovery to clinical and social impact.

I have always believed in the power of collaboration and the global response to the pandemic has shown the benefits of such collaboration. With the challenges ahead we will find ways for researchers, funders, publishers, tools companies, translational researchers, clinicians, diagnostics companies, Pharmaceutical companies, and regulators to work together in common purpose as one. Improvements our business has made in product performance and consistency and our expanding network of commercial relationships are significantly reducing the time from first discovery to a better patient outcome. We look to put more effort toward this collaborative approach as we build our business.

This collaborative spirit is also championed within our teams. Efforts we have been making to improve inclusion and diversity have amplified more voices through groups led by our people and outreach activities in our communities.

Despite everything we faced in 2021, and the disturbing geopolitical aggression in Europe at the start of 2022, we see this period as an exciting time for proteomics research. I remain confident that Abcam is well positioned to influence and improve the journeys from discovery to impact, while sustaining value creation for all stakeholders.

Our performance

We achieved the major strategic, operational, and financial goals we set for the business in the period and continued to make significant operational changes and to implement our growth strategy. Feedback from our customers was excellent, with a customer tNPS of +56 (CY2021). Sales of our in-house products grew strongly as we scaled up our capability here. Because these are sold at a higher margin, we started to feel the benefits of increased operational leverage. The business transition to 2024 is nearly complete and we will soon be able to fully reap the benefits of what we have been building over recent years.

Indeed, the biggest contributor to Abcam’s growth and value and the main reason why we are winning more market share is the portfolio of proprietary products developed and manufactured at Abcam. This burgeoning in-house library of recombinant antibodies, immunoassays, conjugation products, proteins, and cell lines is offering customers the right products, to the right pathways, with a promise to go the distance from discovery to clinic. Customer demand for this portfolio drove in-house product revenue to £174m in CY2021 (CY2020: £129m), equivalent to 41% annual CER growth (36% excluding BioVision). Our investment of 14% of revenue (own product) back into R&D (including capitalised product development) is helping us sustain the growth and higher customer satisfaction in these areas.

The BioVision acquisition in October 2021 added one of our largest suppliers to the in-house portfolio, with strengths in biochemical and cell-based assay kits. Business integration is moving ahead as planned and we expect it to provide further innovation opportunities within this portfolio.

Risks around the global pandemic remain – as evidenced by the emergence of the Omicron variant in late 2021 – but data suggests that overall lab activity increased consistently during 2021 in our largest markets.

Progress toward our strategic goals

We aim to deliver consistent, durable growth and performance in a responsible way. Despite the continued disruption of COVID-19, we have seen sustained progress during the period as we continue to deliver on the growth strategy announced in November 2019. Strategic KPI performance (in-house product revenue growth and customer transactional net promotor score) was positive, feedback on our products has never been stronger, and we continue to make market share gains worldwide. At the same time, we are focused on ensuring the significant investment made in our innovation capabilities, systems and processes, facilities, and people support our long-term growth aspirations.

As we seek to further strengthen our position as the partner of choice for our customers and partners, we have made further progress against each of the following strategic goals to drive sustained organic growth set out in 2019:

1. Sustain and extend antibody and digital leadership

2. Drive continued expansion into complementary market adjacencies

3. Build organisational scalability and sustain value creation

Innovation and our impact on scientific progress

Our product portfolio enables breakthrough proteomics discovery by our customers and partners. They are working to innovate and discover proteomic mechanisms such as the role of signaling and regulatory proteins in biological pathways – ultimately leading to diagnostics and treatments for diseases such as cancer and immune deficiency disorders. Their success depends on rigorous product performance and reliability, and it’s these factors that continue to guide our innovation efforts.

Since 2019, we have put more resources into innovating faster in antibodies and immunoassays, and we have complemented these areas with new product categories such as conjugation kits, proteins/cytokines, engineered cell lines, and now a range of BioVision cellular and biochemical assays. In total, new products introduced since 2019 represented approximately 7% of 2021 revenue (CY2021) and our own-product revenues (including Custom Products & Licensing) contributed over 60% of total revenue in the last 12 months. We are confident that our customer data insights and our approach to innovation and marketing underly this strong growth driver from internal innovation.

In CY2021, our teams developed and launched over 2,500 high-quality antibody products, including recombinant RabMAb antibodies, antibody pairs, SimpleStep ELISA kits and new formulations that enable faster labelling and assay development. These new product introductions combined to meet two objectives for our new product development: fill unmet needs in research and increase product quality. As we have developed our high throughput innovation capability, we have also made bolder moves to delist third-party supplied product that doesn’t meet our customer quality needs. Together, these actions have substantially improved Abcam’s quality and our overall brand preference.

According to the most recently available industry data, these innovations and other initiatives have led Abcam to become the most cited antibody company. Abcam products were cited more than 70,000 times in scientific journals in 2020 and the business now has a citation share of over 22%, up approximately two percentage points on the previous year (source: CiteAb, based on over 300,000 recorded citations for 2020 as of February 2022). Most importantly, we have seen a continued strengthening of customer feedback during the period, with product satisfaction rates at all-time highs (rolling 12-month period to 31 December 2021).

Extending Abcam’s leadership in research antibodies has provided a strong foundation to expand into adjacent product categories used in protein research. We took our first adjacent product category move in 2014 with the introduction of proprietary immunoassays. In total these (non-primary antibody) product categories now contribute over 30% of total revenue. In CY2021, total CER revenue growth from these categories was 32% demonstrating the progress made developing these capabilities and the growing customer interest in these high-quality product portfolios. Other, newer product categories have had less time to develop than either our antibody or immunoassay portfolio, but we are seeing similar growth performance and opportunities here.

Extending the impact of our innovation through partnership and collaboration

Across the translational research, drug discovery and clinical markets, we are focused on strengthening our position as a leading discovery partner to organisations looking to access high quality antibodies and antibody expertise for commercial use within their products and assays – a philosophy we refer to as ‘Abcam Inside’.

The period has seen good progress in this regard, with continued growth in the adoption of our products for use on third party instrumentation platforms, or by partners for their use in the development of clinical products.

We established several new platform partnerships during the period while significantly expanding existing co-development programmes with current partners, including recently announced strategic partnerships with Alamar and Nautilus Biotechnology. We also grew our specialty antibody portfolio – signing 85 new outbound commercial agreements in CY2021 with organisations that have the potential to lead to new diagnostic or therapeutic tools in years to come.

To date, approximately 1,000 of our antibodies are now validated for commercial use on third party platforms or as diagnostic tools, with over 3,000 more currently undergoing evaluation by our partners. We believe both areas remain significant long-term opportunities for the Group.

Building a scalable enterprise

Over the last two years our teams have been putting ideas, know-how, and capital to work installing new capabilities as we build scalability into our operational infrastructure, including our manufacturing and logistics footprint and IT backbone and digital capabilities to support our growth.

At the same time, global supply chains have faced significant challenges primarily as a result of the COVID-19 pandemic. These additional pressures have been resolved by additional investment in manufacturing equipment and processes, while also introducing additional shift patterns in order to achieve better use of our resources. Further progress is expected as we pursue changes to our processes, including quality control, kit development and logistics as well as benefits expected from our integrated business planning process.

We also completed several important global footprint initiatives in the period, with site moves or upgrades completed in Boston, Fremont, and Eugene in the USA; Hangzhou and Shanghai in China; Adelaide in Australia; Amsterdam in the Netherlands as well as relocating our Hong Kong operations to Singapore. These initiatives enable more efficient customer service, manufacturing, supply chain and logistics processes; create additional capacity needed to meet our growth objectives; and reduce risks that were identified in our ongoing risk management process.

Across our IT and digital infrastructure, roll-out of the final stages of our ERP renewal programme continued, covering manufacturing and supply chain. Systems have now been successfully deployed across the Group’s major manufacturing hubs, with final deployments in other small sites due for completion in 2022. At the same time, development of the next generation of our customer facing digital platform has continued. The new platform is being designed to enable a step change to the customer experience, supporting dynamic content, a more personalised experience and driving enhanced search and traffic. Beta-testing in select markets was launched during the year and we remain on track to launch the new site in 2022.

Sustaining social and financial value creation

Our impact flows from our vision and purpose, which ultimately lead to a positive impact on the world: helping the scientific community accelerate breakthroughs in human healthcare. The more successful we can be as a business, therefore, the greater the difference we can make in the world. Our vision to be the most influential life sciences company comes with a commitment to the highest ethical standards, not just in our own conduct, but across our value chain.

We have made further progress against each of our four priority areas (those seen as most important to sustaining value creation, namely: Products; People; Partners and Planet) and were pleased to be ranked first by Sustainalytics, a leading ESG ratings agency, across its universe of more than 1,000 healthcare companies globally. Full details of our commitments, performance and progress will be provided in our 2021 Impact Report to be published in April and made available on our corporate website (corporate.abcam.com/sustainability).

Of course, the ability of Abcam and our industry to continue to thrive will depend on future generations of scientists and so it’s exciting to see that more young people than ever are taking STEM subjects. I am proud of Abcam’s support in this area through our work with In2Science UK and The Henrietta Lacks Foundation.

We have also made significant progress on our diversity and inclusion during the period. A new D&I strategy was launched alongside the establishment of multiple Employee Resource Groups, an enhanced family leave policy, and the introduction of diversity and inclusion targets that are tied to senior management compensation. These and other initiatives ensure that we are building an exceptional workplace for our teams, and it was pleasing to once again be recognised by Glassdoor as one of the top 5 employers in the UK in 2021.

Attractive outlook

We remain on track to achieve the five-year plan that we set out in 2019. In 2022, we will complete a few large-scale tasks to help us scale the business over the next decade. Once those are complete, the agenda for the year will largely focus on refining what we have installed, learning from the market, and making adjustments to drive double digit revenue growth and improve profit margins.

With the addition of BioVision and adjustments for ongoing revenue, plus our confidence in the performance of the business, we have raised our revenue target for 2024 to a range of £450m-£525m, representing growth rates that are two to three times our underlying market and reflect the durable growth of Abcam.

None of this attractive outlook could happen without great energy and effort by everyone involved. I thank our colleagues for their unwavering dedication, our customers for the trust they place in us, and our board of directors and our shareholders for their continued support.

Alan Hirzel

CEO

CFO Report

The Group has changed its year end to 31 December. As a result, this year’s results will present an 18-month accounting period, which ended on 31 December 2021. As a result, the comparison to the previously reported 12 months ended 30 June 2020 presents substantial period-on-period increases due to the longer period of account in the current reporting period and provides little helpful insight into the performance of the business during 2021. In order to provide a more useful comparison, this review largely focuses on the comparison of the 12 months ended 31 December 2021 (“CY2021”) to the 12 months ended 31 December 2020 (“CY2020”).

The audited financial statements in back of this report contains the statutory results for the 18 months ended 31 December 2021 and a comparison to the year ended 30 June 2020.

In preparing the CY2020 and CY 2021 balances, the Group has applied consistently its accounting policies as disclosed within note 1. Although CY2020 and CY2021 are not audited financial periods within these financial statements, the balances have been extracted from the Group’s underlying accounting records and reconciled in line with previously disclosed statements. For further information on the composition of CY2020 and CY2021, refer to the ‘Basis of preparation’ section in the back of this report.

The CFO’s Report and Financial Review includes discussion of alternative performance measures which are defined further in the Notes to the Preliminary Financial Information. These measures include adjusted financial measures, which are explained in note 1b and reconciled to the most directly comparable measure prepared in accordance with IFRS in note 4. Further detail on the Group’s financial performance is set out in the Preliminary Financial Information and notes thereto.

Constant exchange rates (“CER”) growth is calculated by applying the applicable prior period average exchange rate to the Group’s actual performance in the respective period.

Continued strong performance

The Group reported revenue for CY2021 of £315.4m (CY2020: £269.3m), a CER growth rate of 22%. This figure includes a contribution of approximately one percentage point, or £2.6m, from BioVision following the acquisition’s completion on 27 October 2021. Growth in revenue from our own, in-house (catalogue) products was 41% (CER) for CY2021, including a four-percentage point contribution from BioVision.

While laboratories continued to relax COVID-19 related restrictions during the period, and data indicates overall lab activity levels increased through 2021, activity had not fully returned to pre-COVID levels by the end of the period due to the emergence of the Omicron variant in late 2021.

Adjusted operating profit (before all share-based payment costs) for CY2021 was up 19%, to £60.4m (CY2020: £50.6m). This equates to an adjusted operating profit margin (excluding share-based payments) of 19.2% (CY2020: 18.8%). After share-based payment charges related to share incentive schemes in force prior to the start of the year, of £12.9m, like-for-like adjusted operating profit was £47.5m, equivalent to an adjusted operating profit margin of 15.1% (CY2020: 13.9%).

Total revenue and adjusted operating profit for the 18 months ended 31 December 2021 was £462.9m and £95.5m respectively. The Group’s statutory results for the 18 months ended 31 December 2021 are covered in more detail in our audited financial statements contained herein.

Investing in future growth

Despite the disruption inflicted on our customers and industry by COVID-19, the long-term opportunities for growth across our markets continue to strengthen and, consistent with the strategic plans we set out in November 2019, we have further invested in our business through the period to capture these opportunities. Our global team increased to approximately 1,750 colleagues by the end of 2021 (31 December 2020: 1,600) and, overall, total adjusted operating costs in CY2021 rose 21% to £167.3m. We also committed a further £47m in capital expenditure (net of landlord contributions) during CY2021 to growth and scaling opportunities across the business, including capitalised product innovation, global footprint enhancements – including the opening of our flagship US site in Waltham, Massachusetts – and the implementation of the final stages of our ERP implementation.

Underpinning our invest-to-grow strategy is our robust balance sheet and financial position. Net cash generation from operating activities increased to £62.9m in CY2021 (CY2020: £58.9m) and we ended the period with a small net debt position of £24.1m.

Operational leverage and increased profitability

As expected, over the last two years the Group’s profit margins have been suppressed by the effects of both COVID-19 and the implementation of the Group’s five-year growth plan. Many of our major investment plans are now substantially complete, and as we look forward, we expect to see the rate of investment reduce and the resultant delivery of operational leverage as the value of our investments are realised. We are pleased with the progress made over the most recent six-month period, where our adjusted operating margin (excluding share-based payments) was 20.3% as compared to 17.8% for the first six months of CY2021(or 16.5% in H2 compared to 13.3% in H1 on a ‘like-for-like’ basis, including share-based payments relating to pre-2021 share plans). As we look forward, we expect this operating leverage to continue to levels consistent with those levels laid out in our five-year growth plan, with a goal to reach over 30% in CY2024.

Acquisition of BioVision

In July 2021, we announced the signing of an agreement to acquire BioVision for $340m on a cash-free, debt-free basis. The purchase closed in October 2021, and we are now working on the integration, building on our combined expertise, and enhancing our presence in cell based and metabolic assays. To support the financing of the acquisition, we drew down approximately £120m on our revolving credit facility in October 2021.

US Nasdaq listing

The Group successfully added a secondary US listing on Nasdaq in October 2020, supplementing its existing admission to trading on the London Stock Exchange’s AIM market whilst raising approximately £127m ($180m). The listing supports the Group’s plans to enhance liquidity in our shares, attract a greater number of US-based life science and growth investors and provide the Group with an acquisition currency in the US market. We were pleased with the demand for the offering from long-term, life science investors. Interest has grown since, with the number of American Depository Receipts (ADRs) in issue doubling.

The board continues to review options to increase share liquidity and to ensure investor demand is met and intends to consult with shareholders on these options in due course.

Outlook, 2022 guidance and long-term goals to 2024

We have made good progress in many areas during the year and our top line performance has seen good momentum coming out of the pandemic. Whilst short-term returns on our core business have inevitably been reduced by COVID-19 and our investments, I am confident in a continuation of the trajectory we have seen over the last six months, and the potential return our organic and inorganic investments will generate over the medium- and long-term.

CY2022 Guidance

Global lab activity continues to recover, though some uncertainty remains, with trading performance in the first two months of CY2022 in line with our expectations.

For CY2022 overall, we currently estimate total reported revenue to increase by approximately 20% on a constant exchange rate basis, including the impact from the acquisition of BioVision, with organic CER growth of mid-teens. We expect continued adjusted gross margin improvement through CY2022, due to the contribution of higher margin in-house products and the full year effect of BioVision transaction. Total adjusted operating costs (including depreciation and amortisation) are expected to grow at a mid-teens percentage rate, as we slow the rate of investment and leverage our recent investments.

Long-term goals to CY2024

The Group expects to deliver improving operating leverage as the pace of investment graduates. We are increasing our 2024 revenue goal by £25m to £450m-£525m, adjusting to incorporate BioVision and our current operating performance. Our adjusted operating margin and ROCE targets remain unchanged.

This commentary represents management’s current estimates and is subject to change. See the Cautionary statement regarding forward-looking statements on page 3 of this release.

Summary Performance

	Reported Results					Adjusted Results
	18 months ended 31 Dec 2021 (audited) £m	12 months ended 30 June 2020 (audited, restated) £m	12 months ended 31 Dec 2021 (unaudited) £m	12 months ended 31 Dec 2020 (unaudited) £m		18 months ended 31 Dec 2021 (audited) £m	12 months ended 30 June 2020 (audited, restated) £m	12 months ended 31 Dec 2021 (unaudited) £m	12 months ended 31 Dec 2020 (unaudited) £m
Revenue	462.9	260.0	315.4	269.3		462.9	260.0	315.4	269.3
Gross profit	329.2	180.2	224.6	188.5		332.3	180.2	227.7	188.5
Gross profit margin (%)	71.1%	69.3%	71.2%	70.0%		71.8%	69.3%	72.2%	70.0%
Operating profit	24.4	10.4	7.1	1.0		95.5	54.0	60.4	50.6
Operating profit margin (%)	5.3%	4.0%	2.3%	0.4%		20.6%	20.8%	19.2%	18.8%

Earnings per share
Basic earnings /(loss) per share	7.7p	6.0p	1.9p	(0.4	)p	33.2p	20.5p	20.8p	18.0p
Diluted earnings / (loss) per share	7.6p	6.0p	1.9p	(0.4	)p	32.9p	20.3p	20.6p	17.8p

Net (debt)/cash at end of the year[1]	(24.1)	80.9	(24.1)	211.9		(24.1)	80.9	(24.1)	211.9

Return on Capital Employed	3.1%	1.6%	0.9%	0.1%		12.0%	8.3%	7.6%	6.6%

[1]	Excludes lease liabilities

Calendar Year Results

The Group has prepared the following Calendar Year results to enable a more consistent like-for-like review of the trading performance of the business. The Calendar Year results are an Alternative Performance Measure and cover the trading period for the 12 months ended 31 December 2021 (CY2021) compared with the 12 months ended 31 December 2020 (CY2020). The basis of preparation applied to the Calendar Year results together with a reconciliation to the Group’s Statutory IFRS Results are provided at the end of this report.

Consolidated statement of profit and loss for the 12 months ended 31 December

	CY2021 (unaudited)			CY2020 (unaudited)
£m	Adjusted	Adjusting items	Reported	Adjusted	Adjusting items	Reported
Revenue	315.4	—	315.4	269.3	—	269.3
Cost of sales	(87.7)	(3.1)	(90.8)	(80.8)	—	(80.8)

Gross profit	227.7	(3.1)	224.6	188.5	—	188.5
Selling, general and administrative expenses	(150.6)	(39.1)	(189.7)	(120.6)	(23.9)	(144.5)
Research and development expenses	(16.7)	(11.1)	(27.8)	(17.3)	(25.7)	(43.0)

Operating profit	60.4	(53.3)	7.1	50.6	(49.6)	1.0
Finance income	0.3	—	0.3	0.4	—	0.4
Finance costs	(2.7)	—	(2.7)	(3.6)	—	(3.6)

Profit / (loss) before tax	58.0	(53.3)	4.7	47.4	(49.6)	(2.2)
Tax credit / (charge)	(10.8)	10.5	(0.3)	(8.8)	10.1	1.3

Profit / (loss) for the financial period	47.2	(42.8)	4.4	38.6	39.5	(0.9)

Consolidated cashflow statement for the 12 months ended 31 December

£m	CY2021 (unaudited)	CY2020 (unaudited)
Operating cash flows before working capital	68.2	63.0
Change in working capital	4.0	(7.8)

Cash generated from operations	72.2	55.2

Income taxes paid	(9.3)	3.7

Net cash inflow from operating activities	62.9	58.9

Net cash inflow / (outflow) from investing activities	(291.5)	(153.7)

Net cash inflow from financing activities	111.4	116.0

Net (decrease) / increase in cash and cash equivalents	(117.2)	21.2

Cash and cash equivalents at beginning of period	211.9	189.9
Effect of foreign exchange rates	0.4	0.8

Cash and cash equivalents at end of the period	95.1	211.9

Free Cash Flow *	6.0	5.6

*	Free Cash Flow comprises net cash generated from operating activities less net capital expenditure, cash flows relating to committed capital expenditure and outflows in respect of lease obligations

Financial review

Revenue

	18 months ended 31 Dec 2021 (audited) £m	12 months ended 30 Jun 2020 (audited) £m	12 months ended 31 Dec 2021 (unaudited) £m	12 months ended 31 Dec 2020 (unaudited) £m	12 month % Change CER	CY 2021 % Split**
Catalogue revenue by region
The Americas	163.7	96.8	112.4	95.3	26%	38%
EMEA	121.5	68.4	82.3	73.2	15%	28%
China	84.4	39.1	57.1	42.7	34%	19%
Japan	28.4	18.8	18.6	19.3	5%	6%
Rest of Asia Pacific	34.8	20.0	23.4	21.0	17%	8%

Catalogue revenue sub-total*	432.8	243.1	293.8	251.5	22%	100%

In-house catalogue revenue*	245.0	114.4	171.5	128.8	39%	58%
Third-party catalogue revenue	187.8	128.7	122.3	122.7	4%	42%

Custom products and services	8.4	6.3	5.7	5.7	6%	30%
IVD	8.9	4.7	6.3	5.9	15%	33%
Royalties and licenses	10.2	5.9	7.0	6.2	20%	37%

Custom Products & Licensing (CP&L)	27.5	16.9	19.0	17.8	14%	100%

BioVision	2.6	—	2.6	—

Total reported revenue	462.9	260.0	315.4	269.3	22%

*	Includes BioVision product sales sold through Abcam channels post closing of the transaction on 26 October 2021 but excludes incremental BioVision sales sold through non-Abcam channels of £2.6m.
**	Numbers may not add up due to rounding

In the 18-month statutory reporting period ended 31 December 2021, the Group generated revenue of £462.9m, which represents an increase of 78% on the results for the 12 months ended 30 June 2020, reflecting the extended accounting period.

The Directors believe underlying business performance is better understood by comparing the performance for the 12 months ended 31 December 2021 (CY2021) and the 12 months ended 31 December 2020 (CY2020). In CY2021 revenue was £315.4m, representing CER growth of 22% and reported growth of 17%, after a 5%pt headwind from foreign currency exchange. The acquisition of BioVision added approximately 1%pt to revenue growth.

Revenue growth continues to be driven by a recovery in laboratory activity from the depressed levels experienced in 2020 due to the COVID-19 pandemic, and by increasing demand for our growing portfolio of in-house products.

Catalogue revenue grew 23% CER in CY2021 compared with CY2020 (18% reported), with revenue growth from our in-house products of 41% CER including BioVision (35% reported) or 36% CER excluding BioVision. Except for Japan, which suffered greater COVID-19 related disruption, all major territories grew at double-digit rates, with China, which now accounts for 19.4% of revenue, the fastest growing region with CER growth of 34%.

Custom Products & Licensing (‘CP&L’) revenue, rose 14% on a CER basis (7% reported). Within CP&L, IVD and royalty and license sales grew double digit on a CER basis as the number of out-licensed products and commercial deals continues to grow, whilst custom projects returned to growth as customer activity levels improved following a more muted period of activity due to COVID-19.

Gross margin

	18 months ended 31 Dec 2021 (audited) %	12 months ended 30 Jun 2020 (audited) %	12 months ended 31 Dec 2021 (unaudited) %	12 months ended 31 Dec 2020 (unaudited) %
Reported Gross Margin	71.1	69.3	71.2	70.0
Amortisation of fair value adjustments	0.7	—	1.0	—

Adjusted Gross Margin	71.8	69.3	72.2	70.0

Reported gross margin for the 18 months ended 31 December 2021 was 71.1%. Reported gross margin for the period was impacted by the fair value adjustment of BioVision inventory following the acquisition, totaling £6.0m. Approximately half, or £3.1m, of this cost was amortised in the period, with the balance of £2.9m to be amortised in CY2022. Before this impact, adjusted gross margin for CY2021 increased by just over 2 percentage points to 72.2% (CY2020: 70.0%), reflecting a favourable movement in product mix towards high margin in-house products, as well as volume leverage resulting from the increase in revenue. In-house product sales (including CP&L revenue) contributed 61% of total revenue in CY2021 (CY2020: 54%).

Operating profit

Operating profit for CY2021 increased to £7.1m (CY2020: £1.0m). Adjusted operating profit for the same 12-month period increased to £60.4m (CY2020: £50.6m), representing an adjusted operating profit margin of 19.2% (CY2020: 18.8%) reflecting the Group’s planned investment, the impact of COVID-19, and the step up in depreciation and amortisation. The calculation of adjusted operating profit has been updated to exclude share-based payments of £20.0m and £13.3m in CY2021 and CY2020 respectively. A reconciliation between reported and adjusted operating profit is provided in note 4 to the financial statements.

Reported operating profit for the 18 months ended 31 December 2021 was £24.4m (12 months to 30 June 2020: £10.4m).

Operating costs and expenses

	Reported				Adjusted*
	18 months ended 31 Dec 2021 (audited) £m	12 months ended 30 June 2020 (audited, restated) £m	12 months ended 31 Dec 2021 (unaudited) £m	12 months ended 31 Dec 2020 (unaudited) £m	18 months ended 31 Dec 2021 (audited) £m	12 months ended 30 June 2020 (audited, restated) £m	12 months ended 31 Dec 2021 (unaudited) £m	12 months ended 31 Dec 2020 (unaudited) £m
Selling, general & administrative	(263.3)	(131.5)	(189.7)	(144.5)	(211.5)	(111.5)	(150.6)	(120.6)
Research and development	(41.5)	(38.3)	(27.8)	(43.0)	(25.3)	(14.7)	(16.7)	(17.3)

Total operating costs and expenses	(304.8)	(169.8)	(217.5)	(187.5)	(236.8)	(126.2)	(167.3)	(137.9)
Depreciation and amortisation	(57.0)	(29.7)	(41.0)	(32.5)	(42.9)	(20.7)	(31.9)	(22.0)

Total operating costs and expenses excl. Depreciation and amortisation	(247.8)	(140.1)	(176.5)	(155.0)	(193.9)	(105.5)	(135.4)	(115.9)

of which share-based payments	(29.0)	(9.3)	(20.0)	(13.3)	—	—	—	—

*	Details of items excluded from reported costs and expenses are provided in Adjusting Items below and in note 3 of the financial information.

CY2021 vs. CY2020

Planned investments made during the period in our platform and team to support the Company’s growth saw total reported operating costs and expenses increase by £30.0m, or 16%, to £217.5m. On an adjusted basis, total costs and expenses increased by £29.4m or 21%, to £167.3m (CY2020: £137.9m). Within this, adjusted SG&A expenses, increased by 25% and adjusted R&D expenses decreased by 3.5%, representing 48% and 5% of revenue, respectively.

Adjusted depreciation and amortisation charges increased in line with guidance provided in September 2021, to £31.9m, reflecting increased amortisation charges following the implementation of additional Oracle Cloud ERP modules. Reported depreciation and amortisation charges included an additional £9.1m related to the amortisation of acquired intangibles (CY2020: £9.6m). Total adjusted depreciation and amortisation charges (excluding the amortisation of acquired intangibles) are expected to rise by approximately £5m in CY2022, as a result of the final Oracle ERP deployments and planned investments in our global supply chain. This is around £5m lower than previously expected, due to the change in the assessment of the useful economic life of the Oracle ERP system implemented during the year (see note 1 to the financial statements for further information).

18 months ended 31 December 2021 vs. 12 months ended 30 June 2020

On a reported basis, total operating costs and expenses for the 18 months ended 31 December 2021 were £304.8m. On an adjusted basis, costs and expenses increased £110.6m from £126.2m to £236.8m, reflecting the longer accounting period and investments made in the business.

Adjusting Items

	18 months ended 31 Dec 2021 (audited) £m	12 months ended 30 June 2020 (audited, restated) £m	12 months ended 31 Dec 2021 (unaudited) £m	12 months ended 31 Dec 2020 (unaudited) £m
Amortisation of fair value adjustments	(3.1)	—	(3.1)	—
Impairment of intangible assets	(1.1)	(14.9)	(1.1)	(14.9)
System and process improvement costs	(9.5)	(4.6)	(7.0)	(5.0)
Acquisition costs	(8.3)	(4.1)	(8.3)	(2.8)
Integration and reorganisation costs	(6.6)	(2.1)	(4.7)	(4.0)
Amortisation of acquisition intangibles	(13.5)	(8.6)	(9.1)	(9.6)
Share-based payments*	(29.0)	(9.3)	(20.0)	(13.3)

Total adjusting items affecting operating profit before tax	(71.1)	(43.6)	(53.3)	(49.6)

*

Share-based payments, which are non-cash items, are now included as an adjusted item as management believes it is more useful to exclude share-based compensation expenses from adjusted profit measures to better understand the long-term performance of the core business.

In the 18 months ended 31 December 2021, adjusting items totalled £71.1m with £53.3m incurred in CY2021. Major adjusting items in CY2021 included £7.0m of system and process improvement costs resulting from the implementation of the Oracle ERP system, due to complete in the CY2022; £8.3m of acquisition costs predominantly related to BioVision; £4.7m of integration and reorganisation costs related to the upgrading of our global footprint and the integration of BioVision; £9.1m related to the amortisation of acquired intangibles and a charge of £20.0m related to share-based compensation. In previous reporting periods share-based payments have not been included within adjusting items. With the launch of the Profitable Growth Incentive Plan (“PGIP”) in October 2021, management considers it to be more appropriate and more consistent with the Group’s closest comparable companies to include share-based payments in adjusting items. A breakdown of the share-based compensation charges is as follows:

Share-based payment charges	18 months ended 31 Dec 2021 (audited) £m	12 months ended 30 June 2020 (audited, restated) £m	12 months ended 31 Dec 2021 (unaudited) £m	12 months ended 31 Dec 2020 (unaudited) £m
Schemes approved prior to CY2021	(21.9)	(9.3)	(12.9)	(13.3)
2021 approved schemes, including PGIP	(7.1)	—	(7.1)	—

Total share-based payments	(29.0)	(9.3)	(20.0)	(13.3)

Following the launch of the new share-based incentive schemes aligned to the Group’s 2024 growth strategy (comprising the Profitable Growth Incentive Plan (PGIP) for senior leaders and Abcam Growth Plan for all other employees globally), it is estimated that total share-based payment charges of approximately £30m will be incurred in CY2022, rising to approximately £45m by CY2024.

Interest and tax

In the 18 months ended 31 December 2021, net finance costs totalled £4.1m with £2.4m incurred in CY2021, a reduction of £0.8m on CY2020 following the repayment of the Group’s revolving credit facility (‘RCF’) in November 2020. The Group subsequently redrew £120m on the RCF in October 2021 following the acquisition of BioVision.

The reported tax rate for CY2021 was 6.4% and the adjusted tax rate was 18.6%. The Group was required to restate its deferred tax balances during the period following the UK government’s decision to increase the UK Corporation Tax rate to 25% (from 19%) in 2023. The Group also benefited from ‘patent box’ relief in the UK in the period (where a lower rate of tax is applied to certain profits on patented income than the standard UK Corporation Tax rate).

The Group currently estimates an adjusted tax rate of 19% in CY2022, before rising in CY2023 following the increase in the UK Corporation Tax rate to 25% from 1 April 2023.

In the 18 months ended 31 December 2021 the Group reported a net tax charge of £ 3.1m on reported profits and £16.9m on adjusted profits, equivalent to an effective tax rate on adjusted profits of 18.5%.

Cash flow and net cash

	18 months ended 31 Dec 2021 (audited) £m	12 months ended 30 June 2020 (audited, restated) £m	12 months ended 31 Dec 2021 (unaudited) £m	12 months ended 31 Dec 2020 (unaudited) £m
Operating cash flows before working capital	108.9	61.4	68.2	63.0
Change in working capital	(3.6)	4.0	4.0	(7.8)

Cash generated from operations	105.3	65.4	72.2	55.2
Income taxes paid	(9.1)	(2.4)	(9.3)	3.7

Net cash inflow from operating activities	96.2	63.0	62.9	58.9
Cash outflow from investing activities	(313.7)	(148.1)	(291.5)	(153.7)
Cash inflow from financing activities	126.4	184.6	111.4	116.0

(Decrease) / increase in cash and cash equivalents	(91.1)	99.5	(117.2)	21.2

Cash and cash equivalents at beginning of period	187.3	87.1	211.9	189.9
Effect of foreign exchange rates	(1.1)	0.7	0.4	0.8

Cash and cash equivalents at end of the period	95.1	187.3	95.1	211.9

Free Cash Flow*	12.6	19.0	6.0	5.6

*	Free Cash Flow comprises net cash generated from operating activities less net capital expenditure, cash flows relating to committed capital expenditure and outflows in respect of lease obligations

The Group remains highly cash generative at the operating level, with cash inflows from operating activities in the CY2021 of £62.9m (CY2020: £58.9m). After an increase in net capital expenditure (including cash flows relating to committed capital expenditure and capital repayments on leases), Free Cash Flow was £6.0m (CY2020: £5.6m).

Cash outflows on investing activities were £291.5m. This sum includes the acquisition of BioVision for £244.9m as well as net tangible and intangible capital expenditures of £46.6m (CY2020: £43.6m). Net capital expenditure is after a landlord reimbursement of £13.2m relating to leasehold improvement costs, primarily for the new Waltham site. Major areas of capital expenditure included £21.3m in respect of global footprint developments (net of landlord contributions) and £25.3m on intangible assets (CY2020: £29.0m). Intangible assets included £8.3m in respect of the Oracle ERP project, £8.5m in respect of other software developments relating to the Group’s digital transformation and £7.5m of internally developed technology relating to new in-house products (CY2020: £10.4m).

Following the drawdown of £120m on the RCF in October 2021 to partially fund the acquisition of BioVision, cash inflows from financing activities totalled £111.4m, resulting in a net debt position (excluding lease liabilities) as of 31 December 2021 of £24.1m (CY2020: net cash of £211.9m). As at 1 January, 2022, the combined interest rate on drawdowns from the RCF amounted to 0.9715%.

Balance sheet

Key elements of change in the balance sheet during the 18-month period comprised the following:

Goodwill and Intangibles

Goodwill increased to £364.8m (30 June 2020: £195.0m), predominantly as a result of the BioVision acquisition which added £177.0m.

Intangible assets increased by £84.1m to £234.2m (30 June 2020: £150.1m) where again the impact of the BioVision acquisition, of £80.6m, was responsible for most of the increase. A further £24.5m related to software development, of which £14.8m was in respect of the Oracle Cloud ERP system and a further £12.0m related to the additions from internal development of the Group’s product range, reflective of the cash flows described above. These additions were offset by amortisation charges of £28.8m, impairment charges of £3.8m and small exchange rate movements.

Property, plant and equipment

Property, plant and equipment additions of £45.5m were made in the 18-month period, including £28.9m on global footprint developments. Included within the 18-month additions was spend of £7.9m on laboratory equipment across our sites in the UK, the US and China. The Group invested an additional £2.9m on edited cell lines.

Leases: Right of use assets

During the period overall leases reduced £33.2m, predominantly as a result of landlord leasehold incentives received in the US, resulting in a net book value at 31 December 2021 of £88.2m. As at 31 December 2021, the outstanding balance sheet liability in respect of the right of use assets was £110.5m.

Borrowings

The Group’s three-year revolving credit facility, which was re-signed in December 2020, was drawn down by £120m in October 2021 in order to fund the acquisition of BioVision. As of 31 December 2021, the drawn down amount remained £120m, leaving £80m undrawn, as well as an accordion option of up to £100m.

Return on capital employed (‘ROCE’)

£m unless otherwise stated	12 months ended December 2021 £m	12 months ended 31 December 2020 £m
Current assets	211.5	306.2
Non-current assets	774.6	512.4

Total assets	986.1	818.6
Less: Current liabilities	(187.2)	(52.0	]

Capital employed	798.9	766.6

Adjusted operating profit	60.4	50.6
Return on Capital Employed, %	7.6%	6.6%

Capital employed by the Group rose by £32.3m during the year, to £798.9m, resulting in a modest improvement in ROCE for the period, which increased 1 percentage point, to 7.6%, reflecting the increased profitability of the Group.

As expected, over the last two years the Group’s ROCE has been suppressed by the effects of both COVID-19 and the implementation of the Group’s 2024 growth plan. Many of our major investment plans are now substantially complete, and as we look forward, we expect to see the rate of investment reduce and the resultant delivery of operational leverage and subsequent rise in ROCE from current levels as the value of our investments are realised.

Alan Hirzel

Chief Executive Officer

Michael S Baldock

Chief Financial Officer

14 March 2022

Forward Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation statements of targets, plans, objectives or goals for future operations, including those related to Abcam’s products, product research, product development, product introductions and sales forecasts; statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures; statements regarding future economic and financial performance; statements regarding the scheduling and holding of general meetings and AGMs; statements regarding the assumptions underlying or relating to such statements; statements about Abcam’s portfolio and ambitions, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavours; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; we have identified material weaknesses in our internal control over financial reporting and failure to comply with requirements to design, implement and maintain effective internal control over financial reporting could have a material adverse effect on our business; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Consolidated income statement

For the 18 month period ended 31 December 2021

		18 month period ended 31 December 2021			Year ended 30 June 2020 (restated)*
	Note	Adjusted £m	Adjusting items £m	Total £m	Adjusted £m	Adjusting items £m	Total £m
Revenue	3	462.9	—	462.9	260.0	—	260.0
Cost of sales		(130.6)	(3.1)	(133.7)	(79.8)	—	(79.8)

Gross profit		332.3	(3.1)	329.2	180.2	—	180.2
Selling, general and administrative expenses **		(211.5)	(51.8)	(263.3)	(111.5)	(20.0)	(131.5)
Research and development expenses **		(25.3)	(16.2)	(41.5)	(14.7)	(23.6)	(38.3)

Operating profit		95.5	(71.1)	24.4	54.0	(43.6)	10.4
Finance income	5	0.5	—	0.5	0.7	—	0.7
Finance costs	5	(4.6)	—	(4.6)	(2.8)	—	(2.8)

Profit before tax		91.4	(71.1)	20.3	51.9	(43.6)	8.3
Tax	6	(16.9)	13.8	(3.1)	(9.4)	13.6	4.2

Profit for the period / year attributable to equity shareholders of the parent		74.5	(57.3)	17.2	42.5	(30.0)	12.5

Earnings per share
Basic	7	33.2p		7.7p	20.5p		6.0p
Diluted	7	32.9p		7.6p	20.3p		6.0p

*	See note 2 for details of the prior period restatement.
**

During the period ended 31 December 2021, share-based payment charges and employer tax contributions thereon have been included in adjusting items. The comparative period has been re-presented. Further information is shown in note 4.

Adjusted figures exclude impairment of intangible assets, systems and process improvement costs, acquisition costs, amortisation of fair value adjustments, integration and reorganisation costs, amortisation of acquisition intangibles, share-based payment charges and employer tax contributions thereon, the tax effect of adjusting items and credits from patent box claims. Such excluded items are described as ‘adjusting items’. Further information on these items is shown in note 4.

Consolidated statement of comprehensive income

For the 18 month period ended 31 December 2021

	18 months ended 31 December 2021 £m	Year ended 30 June 2020 (restated*) £m

Profit for the period / year attributable to equity shareholders of the parent	17.2	12.5

Items that may be reclassified to the income statement in subsequent years
Movement on cash flow hedges	1.0	0.7
Exchange differences on translation of foreign operations	(11.8)	9.6
Movement in fair value of investment	(3.2)	4.0
Tax relating to components of other comprehensive income	1.1	(1.5)

Other comprehensive (expense) / income for the period	(12.9)	12.8

Total comprehensive income for the period / year	4.3	25.3

*	See note 2 for details of the prior period restatement.

Consolidated balance sheet

As at 31 December 2021

	As at 31 December 2021 £m	As at 30 June 2020 (restated*) £m	As at 30 June 2019 (restated*) £m

Non-current assets
Goodwill	364.8	195.0	120.9
Intangible assets	234.2	150.1	104.6
Property, plant and equipment	73.5	43.3	37.1
Right-of-use assets	88.2	121.4	—
Investments	3.5	7.0	0.8
Deferred tax asset	10.4	13.7	9.4

	774.6	530.5	272.8
Current assets
Inventories	58.2	40.7	36.0
Trade and other receivables	47.2	44.4	43.1
Current tax receivable	10.5	6.4	5.4
Derivative financial instruments	0.5	—	0.2
Cash and cash equivalents	95.1	187.3	87.1

	211.5	278.8	171.8

Total assets	986.1	809.3	444.6

Current liabilities
Trade and other payables	(54.2)	(43.8)	(41.8)
Derivative financial instruments	(0.2)	(1.2)	(2.0)
Lease liabilities	(9.2)	(7.3)	—
Borrowings	(119.2)	(106.4)	—
Current tax liabilities	(4.4)	(0.9)	(1.5)

	(187.2)	(159.6)	(45.3)

Net current assets	24.3	119.2	126.5

Non-current liabilities
Deferred tax liability	(41.5)	(28.3)	(16.1)
Lease liabilities	(101.3)	(120.5)	—
Derivative financial instruments	—	—	(0.1)

	(142.8)	(148.8)	(16.2)

Total liabilities	(330.0)	(308.4)	(61.5)

Net assets	656.1	500.9	383.1

Equity
Share capital	0.5	0.4	0.4
Share premium account	268.3	138.2	27.0
Merger reserve	68.6	68.6	68.1
Own shares	(2.2)	(2.5)	(2.8)
Translation reserve	31.1	42.9	33.3
Hedging reserve	0.2	(0.7)	(1.3)
Retained earnings	289.6	254.0	258.4

Total equity attributable to the equity shareholders of the parent	656.1	500.9	383.1

*	See note 2 for details of the prior periods’ restatement.

Approved by the Board of directors and authorised for issue on 14 March 2022.

Consolidated statement of changes in equity

For the 18 month period ended 31 December 2021

	Share capital £m	Share premium account £m	Merger reserve £m	Own shares £m	Translation reserve £m	Hedging reserve £m	Retained earnings £m	Total £m

Balance as at 1 July 2019 (as reported)	0.4	27.0	68.1	(2.8)	33.3	(1.3)	258.6	383.3

Prior period restatement*	—	—	—	—	—	—	(1.7)	(1.7)

Balance as at 1 July 2019 (restated*)	0.4	27.0	68.1	(2.8)	33.3	(1.3)	256.9	381.6
Profit for the year (restated*)	—	—	—	—	—	—	12.5	12.5
Other comprehensive income	—	—	—	—	9.6	0.6	2.6	12.8

Total comprehensive income	—	—	—	—	9.6	0.6	15.1	25.3

Issue of ordinary shares	—	111.2	0.5	0.3	—	—	(0.3)	111.7
Share-based payments inclusive of deferred tax	—	—	—	—	—	—	7.4	7.4
Purchase of own shares	—	—	—	—	—	—	(0.1)	(0.1)
Equity dividends	—	—	—	—	—	—	(25.0)	(25.0)

Balance as at 30 June 2020 (restated*)	0.4	138.2	68.6	(2.5)	42.9	(0.7)	254.0	500.9

Profit for the year (restated*)	—	—	—	—	—	—	17.2	17.2
Other comprehensive (expense)/income	—	—	—	—	(11.8)	0.9	(2.0)	(12.9)

Total comprehensive (expense)/income	—	—	—	—	(11.8)	0.9	15.2	4.3

Issue of ordinary shares, net of use costs	0.1	130.1	—	—	—	—	—	130.2
Own shares disposed of on exercise of share options	—	—	—	0.3	—	—	(0.3)	—
Share-based payments inclusive of deferred tax	—	—	—	—	—	—	20.8	20.8
Purchase of own shares	—	—	—	—	—	—	(0.1)	(0.1)

Balance as at 31 December 2021	0.5	268.3	68.6	(2.2)	31.1	0.2	289.6	656.1

*	See note 2 for details of the prior periods’ restatement.

Consolidated cash flow statement

For the 18 month period ended 31 December 2021

			Note	18 month period ended 31 December 2021 £m	Year ended 30 June 2020 (restated*) £m
Cash generated from operations			9	105.3	65.4
Net income taxes paid				(9.1)	(2.4)

Net cash inflow from operating activities	(iii	)		96.2	63.0

Investing activities
Investment income				0.5	0.7
Purchase of property, plant and equipment	(iii	)		(46.0)	(12.7)
Purchase of intangible assets	(iii	)		(38.3)	(23.0)
Transfer of cash from/(to) escrow in respect of future capital expenditure	(iii	)		0.4	(0.6)
Purchase of investments				(0.1)	(2.2)
Reimbursement of leasehold improvement costs	(iii	)		14.9	—
Net cash outflow arising from acquisitions			10	(245.1)	(110.3)

Net cash outflow from investing activities				(313.7)	(148.1)

Financing activities
Dividends paid			8	—	(25.0)
Principal element of lease obligations	(iii	)		(12.6)	(6.8)
Interest element of lease obligations	(iii	)		(2.0)	(0.9)
Interest paid				(1.3)	(0.8)
Proceeds on issue of shares, net of issue costs				130.2	111.2
Facility arrangement fees				(0.8)	—
Utilisation of revolving credit facility	(i	)		120.0	127.0
Repayment of revolving credit facility	(i	)		(107.0)	(20.0)
Purchase of own shares				(0.1)	(0.1)

Net cash inflow from financing activities				126.4	184.6

Net (decrease) / increase cash and cash equivalents				(91.1)	99.5

Cash and cash equivalents at beginning of period / year				187.3	87.1
Effect of foreign exchange rates				(1.1)	0.7

Cash and cash equivalents at end of period / year	(ii	)		95.1	187.3

Free cash flow	(iii	)		12.6	19.0

*	See note 2 for details of the prior period restatement.

(i)

During the period ended 31 December 2021, the Group repaid in full the sum of £107.0m which was drawn under the RCF up until that point. Subsequently, the Group drew £120.0m to fund the purchase of BioVision, Inc. (as set out in note 29). During the year ended 30 June 2020, drawings on the RCF comprised an initial amount of €120.0m (£103.4m) to fund the purchase of Expedeon. In February 2020, a partial repayment amounting to £20.0m was made and the remaining borrowings redenominated into Sterling, leaving an outstanding balance of £82.0m. In March 2020, a subsequent drawing of £25.0m was made in order to provide operational flexibility in light of the COVID-19 pandemic bringing amounts drawn to £107.0m. The maximum amount drawn under the RCF during the year was £107.0m

(ii)

Within cash and cash equivalents is £nil (30 June 2020: £0.9m) of cash relating to employee contributions to the Group’s share scheme ‘AbShare’, which is reserved for the purpose of purchasing shares upon vesting.

(iii)

Free cash flow comprises net cash generated from operating activities less net capital expenditure, reimbursement of leashold improvement costs, transfer of cash from/(to) escrow in respect of future capital expenditure, and the principal and interest elements of lease obligations.

Notes to the consolidated financial statements

For the 18 month period ended 31 December 2021

1. Presentation of the financial statements

a) Basis of preparation

The financial information, which comprises the consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, consolidated statement of changes in equity, consolidated cash flow statement and extracts from the notes to the financial statements for the 18 month period ended 31 December 2021 has been prepared in accordance with International Accounting Standards, in conformity with the Companies Act 2006. The financial statements incorporate the results of the Company and the entities under its control (together the ‘Group’).

The preliminary financial information has been presented in Sterling and on the historical cost basis, except for the revaluation of certain financial instruments.

The financial information does not constitute statutory accounts within the meaning of Sections 434 to 436 of the Companies Act 2006, but are derived from those accounts. Statutory accounts for the financial year ended 30 June 2020 have been filed with the Registrar of Companies and those for the 18 month period ended 31 December 2021 were approved by the Board of Directors on 14 March 2022 and will be delivered in due course. The auditor has reported on those accounts, their report was unqualified and did not contain statements under Section 498 (2) or (3) of the Companies Act 2006.

b) Adjusted performance measures

Adjusted performance measures are used by the Directors and management to monitor business performance internally and exclude certain cash and non-cash items which they believe are not reflective of the normal day-to-day operating activities of the Group. The Directors believe that disclosing such non-IFRS measures enables a reader to isolate and evaluate the impact of such items on results and allows for a fuller understanding of performance from year to year. Adjusted performance measures may not be directly comparable with other similarly titled measures used by other companies. A detailed reconciliation between reported and adjusted measures is presented in note 4.

For the period ended 31 December 2021, charges associated with share-based payment schemes have been included as adjusting items. The income statement for the year ended 30 June 2020 has been re-presented to reflect these charges within adjusting items. Although share-based compensation is an important aspect of the compensation of our employees and executives, management believes it is useful to exclude share-based compensation expenses from adjusted profit measures to better understand the long-term performance of our core business. Share-based compensation expenses are non-cash charges and are determined using several factors, including expectations surrounding future performance, employee forfeiture rates and, for employee payroll-related tax items, the share price. These factors are beyond the Group’s direct control and generally unrelated to operational decisions and performance in any particular period. Further, share-based compensation expenses are not reflective of the value ultimately received by the recipients of the awards.

c) Going concern

The Group meets its day-to-day working capital requirements from the cash surpluses generated as a result of normal trading. In considering going concern, the Directors have reviewed the Group’s forecasts and projections, taking account of reasonably possible changes in trading performance. These show that the Group should be able to operate within the limits of its available resources.

Accordingly, the directors have a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future and at least one year from the date of approval of the financial statements. For this reason, they continue to adopt the going concern basis in preparing its consolidated financial statements.

d) Change in useful economic life of software assets

During the period ended 31 December 2021, the Group revised its estimate of the useful economic life of its software intangible assets from 3 to 5 years to 3 to 10 years. This was based on an assessment of the enhanced functionality available to the Group from its ERP software following implementation of certain key modules in the period. This change in estimate has been accounted for prospectively in line with IAS 8, ‘Accounting Policies, changes in accounting estimates and errors’ and has led to a reduction in the monthly impairment charge of £0.5m and is expected to lead to an average annual reduction of £3.9m in the amortisation charge for the years 2022 to 2026.

Notes to the consolidated financial statements

For the 18 month period ended 31 December 2021

2. Change in accounting policy – Software as a Service (‘SaaS’) arrangements

In March 2021, the IFRS Interpretations Committee (‘IFRIC’) published an agenda decision on how an entity should account for costs of configuring or customising application software in a Cloud Computing or Software as a Service (‘SaaS’) arrangement.

Previously, internal and external costs incurred in connection with the various phases of the Group’s ERP implementation and other projects, have been capitalised as an intangible asset in line with IAS 38 ‘Intangible Assets’.

Following an internal review of the impact of adoption of the IFRIC, for those arrangements where the Group does not have control of the developed software, to the extent that the services were performed by third parties, the Group has derecognised the intangible asset previously capitalised. This change in accounting policy has led to adjustments amounting to a £2.1m reduction in the intangible assets recognised in the 30 June 2020 and 30 June 2019 balance sheets, and to a £0.1m and £0.8m increase in selling, general and administrative expenses in those respective periods.

Notes to the consolidated financial statements

For the 18 month period ended 31 December 2021

2. Change in accounting policy – Software as a Service (‘SaaS’) arrangements (continued)

The following tables show the impact of the change in accounting policy on previously reported financial results:

Year ended 30 June 2020:

	As previously reported* £’m	Adjustment £’m	As restated £’m
Impact on income statement
Adjusted selling, general and administrative expenses	(111.7)	0.2	(111.5)
Adjusting items	(19.7)	(0.3)	(20.0)

Selling, general and administrative expenses	(131.4)	(0.1)	(131.5)
Adjusted operating profit	53.8	0.2	54.0
Adjusting items	(43.3)	(0.3)	(43.6)

Operating profit	10.5	(0.1)	10.4
Adjusted profit before tax	51.7	0.2	51.9
Adjusting items	(43.3)	(0.3)	(43.6)

Profit before tax	8.4	(0.1)	8.3
Adjusted tax	(9.4)	—	(9.4)
Adjusting items	13.5	0.1	13.6

Tax	4.1	0.1	4.2
Adjusted profit for the year	42.3	0.2	42.5
Adjusting items	(29.8)	(0.2)	(30.0)

Profit for the year	12.5	—	12.5

Impact on statement of comprehensive income
Total comprehensive income	25.3	—	25.3

Earnings per share
Basic	6.0p	—	6.0p
Diluted	6.0p	—	6.0p

Adjusted earnings per share
Basic	16.7p	3.8	20.5p
Diluted	16.6p	3.7	20.3p

Impact on balance sheet
Intangible assets	154.4	(2.1)	152.3
Total non-current assets	532.6	(2.1)	530.5
Deferred tax liability	(28.7)	0.4	(28.3)
Total non-current assets	(149.2)	0.4	(148.8)
Net assets	502.6	(1.7)	500.9
Retained earnings	255.7	(1.7)	254.0
Total equity	502.6	(1.7)	500.9

Impact on cash flow statement
Cash generated from operations	65.4	—	65.4
Net cash inflow from operating activities	63.0	—	63.0
Purchase of intangible assets	(23.0)	—	(23.0)
Net cash outflow from investing activities	(148.1)	—	(148.1)

*	Previously reported results include the re-presentation to share-based payment charges now included within adjusting items. See note 4 for further details.

Notes to the consolidated financial statements

For the 18 month period ended 31 December 2021

3. Operating segments

Products and services from which reportable segments derive their revenues

The Directors consider that there is only one core business activity and there are no separately identifiable business segments which are engaged in providing individual products or services or a group of related products and services which are subject to separate risks and returns. The information reported to the Group’s Chief Executive Officer, who is considered the chief operating decision maker, for the purposes of resource allocation and assessment of performance is based wholly on the overall activities of the Group. The Group has therefore determined that it has only one reportable segment, which is ‘sales of antibodies and related products’. The Group’s revenue and assets for this one reportable segment can be determined by reference to the Group’s income statement and balance sheet.

The Group has no individual product or customer which contributes more than 10% of its revenues.

Geographical information

Revenues are attributed to regions based primarily on customers’ location. The Group’s revenue from external customers and information about its non-current segment assets (excluding deferred tax) is set out below:

	Revenue		Non-current assets
	18 months ended 31 December 2021 £m	Year ended 30 June 2020 £m	As at 31 December 2021 £m	As at 30 June 2020 (restated*) £m
The Americas	189.0	112.4	464.3	224.8
EMEA	124.5	69.3	231.8	222.3
China	85.6	39.5	8.6	7.4
Japan	28.6	18.8	0.2	0.6
Rest of Asia Pacific	35.2	20.0	59.3	61.7

	462.9	260.0	764.2	516.8

*	See note 2 for details of the prior period restatement.
(i)

Revenues for the sub-region of Central Asia have been reclassified from EMEA to Asia Pacific for the period ended 31 December 2021. This is to better align our data reporting to sales performance and geographical location. The value attributable to Central Asia is £2.2m (year ended 30 June 2020: £1.5m). The comparatives presented for 30 June 2020 have not been updated for this change.

Revenue by type is shown below:

	18 months ended 31 December 2021 £m	Year ended 30 June 2020 £m
Catalogue revenue	435.4	243.1
Custom products and services	8.4	6.3
IVD	8.9	4.7
Custom products and licensing	10.2	5.9

	27.5	16.9

Total reported revenue	462.9	260.0

Notes to the consolidated financial statements

For the 18 month period ended 31 December 2021

4. Adjusted performance measures

A reconciliation of the Group’s adjusted performance measures to the reported IFRS measures is presented below:

	18 months ended 31 December 2021			Year ended 30 June 2020 (restated*)
	Adjusted £m	Adjusting items £m	Total £m	Adjusted £m	Adjusting items £m	Total £m
Cost of sales	(130.6)	(3.1)	(133.7)	(79.8)	—	(79.8)

Gross profit	332.3	(3.1)	329.2	180.2	—	180.2
Selling, general and administrative expenses	(211.5)	(51.8)	(263.3)	(111.5)	(20.0)	(131.5)
Research and development expenses	(25.3)	(16.2)	(41.5)	(14.7)	(23.6)	(38.3)

Operating profit	95.5	(71.1)	24.4	54.0	(43.6)	10.4
Finance income	0.5	—	0.5	0.7	—	0.7
Finance costs	(4.6)	—	(4.6)	(2.8)	—	(2.8)

Profit before tax	91.4	(71.1)	20.3	51.9	(43.6)	8.3
Tax	(16.9)	13.8	(3.1)	(9.4)	13.6	4.2

Profit for the period/year attributable to equity shareholders	74.5	(57.3)	17.2	42.5	(30.0)	12.5

*	See note 2 for details of the prior period restatement.

Analysis of adjusting items:

			18 months ended 31 December 2021 £m	Year ended 30 June 2020 (restated*) £m
Amortisation of fair value adjustments	(i	)	(3.1)	—

Affecting gross profit			(3.1)	—
Impairment of intangible assets	(ii	)	(1.1)	(14.9)
System and process improvement costs	(iii	)	(9.5)	(4.6)
Acquisition costs	(iv	)	(8.3)	(4.1)
Integration and reorganisation costs	(v	)	(6.6)	(2.1)
Amortisation of acquisition intangibles	(vi	)	(13.5)	(8.6)
Share-based payment charges **	(vii	)	(29.0)	(9.3)

Affecting operating profit and profit before tax			(71.1)	(43.6)

Tax effect of adjusting items			13.8	9.0
Credit arising from patent box claims	(viii	)	—	4.6

Affecting tax			13.8	13.6

Total adjusting items			(57.3)	(30.0)

*	See note 2 for details of the prior period restatement.
**

During the period ended 31 December 2021, share-based payment charges and employer tax contributions thereon have been included in adjusting items. The comparative period has been re-presented. See (vii) below.

(i)

Comprises amortisation of fair value adjustments relating to the acquisition of BioVision as detailed in note 10. Following the acquisition, the Group recognised a fair value uplift of £6.0m to inventory carried on the Group’s balance sheet. This adjustment is being amortised over 4 months from November 2021. Such costs are included within cost of sales.

Notes to the consolidated financial statements

For the 18 month period ended 31 December 2021

(ii)

Comprises an impairment of internally developed technology assets relating to AxioMx, following an assessment of the work performed and costs capitalised to date. Following the review, it was concluded that as a result of changes in the scope and nature of the project to which the costs related, and the corresponding usability of historical work performed, £1.1m of internally developed technology assets were impaired. The impairment charge is included within research and development expenses. Year ended 30 June 2020: Comprises the full impairment of the acquisition intangible in respect of AxioMx in Vitro monoclonal antibody production technology and subsequent post acquisition expenditure capitalised. This has arisen following an appraisal of the ability to utilise at scale this technology whereby although technical feasibility remains valid, the challenges to realise material commercial returns have resulted in the conclusion not to pursue further active development and substantive utilisation of this technology. The impairment charge is included within research and development expenses.

(iii)

Comprises costs of the strategic ERP implementation which do not qualify for capitalization and, for the period ended 31 December 2021, impairment charges of £2.1m, as a result of a software asset developed as part of the ERP project that was no longer required. Such costs are included within selling, general and administrative expenses. Included in the period ended 31 December 2021 is £1.3m (year ended 30 June 2020: £0.3m) relating to costs associated with the implementation of the SaaS IFRIC as described in note 2.

(iv)

Comprises legal and other professional fees associated with the acquisition of BioVision and other aborted acquisitions. Year ended 30 June 2020: Comprises legal and other professional fees associated with the acquisition of Expedeon as well as agreed settlements of Expedeon employee incentive schemes. Such costs are included within selling, general and administrative expenses.

(v)

Integration and reorganisation costs relate to the integration of the acquired BioVision business as described in note 10 (comprising mainly legal and professional fees) of £1.0m, integration costs relating to Expedeon of £0.7m, and costs in the US and Asia Pacific, relating to the ongoing reorganisation of the Group’s property portfolio of £4.0m. Year ended 30 June 2020: Integration and reorganisation costs relate partly to the integration of the acquired Expedeon business (comprising mainly retention and severance costs as well as employee backfill costs for those involved in the integration and consultancy costs) and reorganisation costs in respect of alignment of the Group’s operational structure and geographical footprint to its strategic goals.

(vi)

Amortisation of £10.1m (year ended 30 June 2020: £6.0m) is included within research and development expenses, with the remaining £3.4m (year ended 30 June 2020: £2.6m) included within selling, general and administrative expenses.

(vii)

Comprises share-based payment charges of £25.2m and employer’s tax contributions of £3.8m thereon for all the Group’s equity- and cash-settled schemes, which have been re-presented within adjusting items. Comparative periods have been re-presented. Charges of £5.1m (year ended 30 June 2020: £2.7m) are included in research and development expenses, with the remaining £23.9m (year ended 30 June 2020: £6.6m) included within selling, general and administrative expenses.

(viii)

Comprises a credit for historical periods in respect of the initial recognition of benefit from the lower rate of tax applied to profits on patented income under HMRC’s ‘patent box’ regime following successful registration of patents during the prior period.

5. Finance income and costs

	18 months ended 31 December 2021 £m	Year ended 30 June 2020 £m
Interest receivable	0.5	0.7

Finance income	0.5	0.7

Interest expense on lease liabilities	(2.7)	(1.5)
Borrowing costs	(1.9)	(1.3)

Finance costs	(4.6)	(2.8)

Net finance costs	(4.1)	(2.1)

Notes to the consolidated financial statements

For the 18 month period ended 31 December 2021

6. Tax

			18 months ended 31 December 2021 £m	Year ended 30 June 2020 (restated*) £m
Current tax			12.7	3.9
Deferred tax			(9.6)	(8.1)

Total income tax charge / (credit)			3.1	(4.2)

Adjusted income tax charge **	(i	)	16.9	9.4

*	See note 2 for details of the prior period restatement.
**	During the 18 month period ended 31 December 2021, share-based payment charges and employer tax contributions thereon have been included in adjusting items. The comparatives have been re-presented.
(i)	Adjusted income tax charge excludes the tax effects of adjusting items and, for the year ended 30 June 2020, a credit arising from historical patent box claims, which are set out in note 4.

The Group reported a net tax charge of £3.1m (year ended 30 June 2020: credit of £4.2m). The net tax charge is reduced below the standard rate of UK corporation tax due to the credit from the ‘patent box’ benefit in the UK, where a lower rate of tax is applied to profits on patented income. The effective tax rate on adjusted profits is 14.9% (year ended 30 June 2020: 18.0%). The tax credit for the year ended 30 June 2020 contained a historic element in respect of a patent box claim covering prior years 2016 to 2019 amounting to £4.6m.

The UK corporation tax rate for the year was 19.0% (30 June 2020: 19.0%). Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The Finance Act 2021 increased the UK corporation tax rate to 25% with effect from 1 April 2023. This 25% rate has been applied in the deferred tax valuations based on the expected timing of when such assets and liabilities will be recovered.

7. Earnings per share

The calculations of basic and diluted EPS, shown below the income statement, is based on the following data:

	18 months ended 31 December 2021 £m	Year ended 30 June 2020 (restated*) £m
Earnings
Profit attributable to equity shareholders of the parent – adjusted	74.5	42.5
Adjusting items (note 4)	(57.3)	(30.0)

Profit attributable to equity shareholders of the parent – reported	17.2	12.5

*	See note 2 for details of the prior period restatement.

	Million	Million
Number of shares
Weighted average number of ordinary shares in issue	224.7	208.0
Less ordinary shares held by Equiniti Share Plan Trustees Limited	(0.4)	(0.4)

Weighted average number of ordinary shares for the purposes of basic EPS	224.3	207.6
Effect of potentially dilutive ordinary shares: Share options and awards	2.0	2.0

Weighted average number of ordinary shares for the purposes of diluted EPS	226.3	209.6

Basic EPS and adjusted basic EPS are calculated by dividing the earnings attributable to the equity shareholders of the parent by the weighted average number of shares outstanding during the period/year. Diluted EPS and adjusted diluted EPS are calculated on the same basis as basic EPS but with a further adjustment to the weighted average number of shares outstanding to assume conversion of all potentially dilutive ordinary shares. Such potentially dilutive ordinary shares comprise share options and awards granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the period/year and any unvested shares which have met, or are expected to meet, the performance conditions at the end of the period/year.

Notes to the consolidated financial statements

For the 18 month period ended 31 December 2021

7. Earnings per share (continued)

	18 months ended 31 December 2021	Year ended 30 June 2020 (restated*)
Basic EPS	7.7p	6.0p
Diluted EPS	7.6p	6.0p
Adjusted basic EPS	33.2p	20.5p
Adjusted diluted EPS	32.9p	20.3p

*	See note 2 for details of the prior period restatement.

8. Dividends

	18 months ended 31 December 2021 £m	Year ended 30 June 2020 £m
Amounts recognised as distributions to the equity shareholders in the year:
Final dividend for the year ended 30 June 2019 of 8.58 pence per share	—	17.7
Interim dividend for the year ended 30 June 2020 of 3.55 pence per share	—	7.3

Total distributions to owners of the parent in the period / year	—	25.0

9. Note to the cash flow statement

	18 months ended 31 December 2021 £m	Year ended 30 June 2020 (restated*) £m
Operating profit for the year	24.4	10.4
Adjustments for:
Depreciation of property, plant and equipment	15.3	7.3
Depreciation of right of use assets	12.9	6.7
Amortisation of intangible assets	28.8	15.7
Impairment of intangible assets	3.8	14.9
Gain on disposal of property, plant and equipment	0.7	—
Derivative financial instruments at fair value through profit or loss	(0.4)	—
Research and development expenditure credit	(3.2)	(1.5)
Share-based payments charge	25.2	9.3
Unrealised currency translation losses / (gains)	1.4	(1.4)

Operating cash flows before movements in working capital	108.9	61.4
Increase in inventories	(9.7)	(1.1)
(Increase) / decrease in receivables	(3.7)	2.7
Increase in payables	9.8	2.4

Cash generated from operations	105.3	65.4

*	See note 2 for details of the prior period restatement.

10. Business combinations

On 26 October 2021, Abcam US Group Holdings Inc, a subsidiary of Abcam Plc, acquired 100% of the issued share capital of NKY Biotech US, Inc from Boai NKY Biotech Co. Ltd for total cash consideration of $349.9m (£253.8m) and acquisition expenses of £7.8m. NKY Biotech US, Inc has one wholly owned subsidiary, BioVision Inc (collectively ‘BioVision’). BioVision is a leading provider of biochemical and cell-based assays for biological research. It also develops, produces, and sells a wide portfolio of other products including recombinant proteins, antibodies, enzymes, and biochemical compounds.

The acquisition accelerates Abcam’s strategic ambitions within the adjacent biochemical and cellular assay market and aligns with existing areas of research focus including oncology, immuno-oncology, neuroscience, and epigenetics.

The provisional fair value of identifiable net assets acquired was as follows:

£‘m
Non-current assets
Intangible assets	80.6
Property, plant and equipment	0.8
Right-of-use assets	1.9
Deferred tax asset	0.3
Current assets
Inventory	8.1
Trade and other receivables	3.3
Cash and cash equivalents	10.0
Current liabilities
Trade and other payables	(2.3)
Lease liabilities	(1.7)
Non-current liabilities
Deferred tax liabilities	(23.6)
Lease liabilities	(0.6)

Total identifiable net assets acquired	76.8
Goodwill	177.0

Total consideration	253.8

£‘m
Consideration
Total consideration	253.8
Adjustment for settlement of pre-existing relationship	1.4
Adjustment for working capital claim	1.1

Consideration paid in cash	256.3

£‘m
Net cash outflow on acquisition
Consideration paid in cash	256.3
Adjustment for settlement of pre-existing relationship	(1.4)
Acquired cash and cash equivalents	(10.0)

Net cash outflow on acquisition	244.9

Prior to acquisition, BioVision was a supplier of products to Abcam and there was a trading balance of £1.4m outstanding at the acquisition. As such, the consideration and total identifiable net assets acquired have been adjusted to reflect this pre-existing relationship, which was effectively settled upon acquisition.

The consideration has also been adjusted by £1.1m, for a claim lodged with the seller subsequent to the close date. Consideration for the issued share capital of NKY was adjustable for certain net working capital balances, for which an estimate was provided on the close date. Subsequent to completing the acquisition it was noted that the actual net working capital balance fell short of the estimated balance and so the consideration has been adjusted downward by £1.1m accordingly. The cash inflow arising from this arrangement had not been received as at 31 December 2021 and so a receivable for £1.1m has been recognised on the Group’s consolidated balance sheet.

Notes to the consolidated financial statements

For the 18 month period ended 31 December 2021

10. Business combinations (continued)

The goodwill recognised is attributable to the expertise of the assembled workforce, potential new technology and products and leveraging Abcam’s global channels to market.

Since the date of acquisition to 31 December 2021 the acquisition contributed £2.6m to the Group’s revenue and a loss before tax of £2.6m. The effect on adjusted profit before tax was £1.4m which is before taking into account the effects of the amortisation of acquisition intangibles and amortisation of fair value adjustments. Had BioVision been acquired on 1 July 2020, the Group revenue would have been £490.4m, the profit before tax would have been £29.3m and the adjusted profit before tax would have been £110.4m.

11. Alternative performance measures

The Group’s performance is assessed using a number of financial measures which are not defined under IFRS and are therefore non-GAAP (or alternative) performance measures. These are set out as follows:

•

Constant Exchange Rates (‘CER’) is a measure which allows management to identify the relative year-on-year performance of the business by removing the impact of currency movements which are outside of management’s control.

•

Margin percentages (which are calculated by dividing the relevant profit figure by revenue) for each of the relevant profit metrics provide management with an insight into relative year on year performance.

•

Adjusted profit measures, as described in note 1(b) to the financial information, are believed by the Directors to enable a reader to obtain a fuller understanding of underlying performance since they exclude items which are not reflective of the normal course of business. Furthermore, such measures are reflective of how performance is measured internally including targets against which compensation is determined. Adjusted profit measures are derived and reconciled to their reported IFRS equivalent on the face of the consolidated income statement as well as in note 4 to the financial information.

The key adjusted profit measure is adjusted operating profit.

Adjusting items (which are excluded to arrive at adjusted performance measures) are also described on the face of the income statement and in note 4 to the financial information.

•

Adjusted earnings per share measures are derived from adjusted profit before tax with the rationale for their use being the same as for adjusted profit metrics and are reconciled to their IFRS equivalent in note 7 to the financial information.

•

Free cash flow is defined on the face of the consolidated cash flow statement and provides management with an indication of the amount of cash available for discretionary investing or financing after removing capital related items.

Basis of preparation

The basis of preparation for the Group’s Statutory IFRS Results is set out in note 1. The Calendar Year results have been determined as follows:

Calendar Year results for the 12 months ended 31 December 2021 (CY2021)

The CY2021 results for the 12 months ended 31 December 2021 have been derived from the statutory IFRS results for the 18 months ended 31 December 2021, less the results for the six months ended 31 December 2020.

Calendar Year results for the 12 months ended 31 December 2020 (CY2020)

The CY2020 results for the 12 months ended 31 December 2020 have been derived from the statutory IFRS results for the 12 months ended 30 June 2020, less the results for the six months ended 31 December 2019, and adding back the results for the six months ended 31 December 2020.

Reconciliation of the consolidated statement of profit and loss between the 18-month period ending 31 December 2021 and the 12-month period ending 31 December 2021

	18 months ended 31 December 2021			6 months ended 31 December 2020 (restated)			12 months ended 31 December 2021 (CY2021)
	Adjusted	Adjusting items	Total	Adjusted	Adjusting items	Total	Adjusted	Adjusting items	Total
Revenue	462.9	—	462.9	147.5	—	147.5	315.4	—	315.4
Cost of sales	(130.6)	(3.1)	(133.7)	(42.9)	—	(42.9)	(87.7)	(3.1)	(90.8)

Gross profit	332.3	(3.1)	329.2	104.6	—	104.6	227.7	(3.1)	224.6

Selling, general and administrative expenses	(211.5)	(51.8)	(263.3)	(60.9)	(12.7)	(73.6)	(150.6)	(39.1)	(189.7)
Research and development expenses	(25.3)	(16.2)	(41.5)	(8.6)	(5.1)	(13.7)	(16.7)	(11.1)	(27.8)

Operating profit	95.5	(71.1)	24.4	35.1	(17.8)	17.3	60.4	(53.3)	7.1

Finance income	0.5	—	0.5	0.2	—	0.2	0.3	—	0.3
Finance costs	(4.6)	—	(4.6)	(1.9)	—	(1.9)	(2.7)	—	(2.7)

Profit before tax	91.4	(71.1)	20.3	33.4	(17.8)	15.6	58.0	(53.3)	4.7

Tax credit / (charge)	(16.9)	13.8	(3.1)	(6.1)	3.3	(2.8)	(10.8)	10.5	(0.3)

Profit for the period	74.5	(57.3)	17.2	27.3	(14.5)	12.8	47.2	(41.4)	4.4

Reconciliation of the consolidated statement of profit and loss between the 12-month period ending 30 June 2020 and the 12-month period ending 31 December 2020

	6 months ended 31 December 2020 (restated)			Year ended 30 June 2020 (restated)			6 months ended 31 December 2019 (restated)			12 months ended 31 December 2020
	Adjusted	Adjusting items	Total	Adjusted	Adjusting items	Total	Adjusted	Adjusting items	Total	Adjusted	Adjusting items	Total
Revenue	147.5	—	147.5	260.0	—	260.0	138.2	—	138.2	269.3	—	269.3
Cost of sales	(42.9)	—	(42.9)	(79.8)	—	(79.8)	(41.9)	—	(41.9)	(80.8)	—	(80.8)

Gross profit	104.6	—	104.6	180.2	—	180.2	96.3	—	96.3	188.5	—	188.5
Selling, general and administrative expenses	(60.9)	(12.7)	(73.6)	(111.5)	(20.0)	(131.5)	(51.8)	(8.8)	(60.6)	(120.6)	(23.9)	(144.5)
Research and development expenses	(8.6)	(5.1)	(13.7)	(14.7)	(23.6)	(38.3)	(6.0)	(3.0)	(9.0)	(17.3)	(25.7)	(43.0)

Operating profit	35.1	(17.8)	17.3	54.0	(43.6)	10.4	38.5	(11.8)	26.7	50.6	(49.6)	1.0
Finance income	0.2	—	0.2	0.7	—	0.7	0.5	—	0.5	0.4	—	0.4
Finance costs	(1.9)	—	(1.9)	(2.8)	—	(2.8)	(1.1)	—	(1.1)	(3.6)	—	(3.6)

Profit before tax	33.4	(17.8)	15.6	51.9	(43.6)	8.3	37.9	(11.8)	26.1	47.4	(49.6)	(2.2)
Tax credit / (charge)	(6.1)	3.3	(2.8)	(9.4)	13.6	4.2	(6.7)	6.8	0.1	(8.8)	10.1	1.3

Profit for the period	27.3	(14.5)	12.8	42.5	(30.0)	12.5	31.2	(5.0)	26.2	38.6	(39.5)	(0.9)

Reconciliation of the consolidated cashflow statement between the 18-month period ending 31 December 2021 and the 12-month period ending 31 December 2021

	18 months ended 31 Dec 2021	6 months ended 31 Dec 2020 (restated)	CY2021
Operating cash flows before working capital	108.9	40.7	68.2
Change in working capital	(3.6)	(7.6)	4.0

Cash generated from operations	105.3	33.1	72.2
Income taxes paid	(9.1)	0.2	(9.3)

Net cash inflow from operating activities	96.2	33.3	62.9
Net cash inflow / (outflow) from investing activities	(313.7)	(22.2)	(291.5)
Net cash inflow from financing activities	126.4	15.0	111.4

Net (decrease) / increase in cash and cash equivalents	(91.1)	26.1	(117.2)

Cash and cash equivalents at beginning of period	187.3	187.3	211.9
Effect of foreign exchange rates	(1.1)	(1.5)	0.4

Cash and cash equivalents at end of the period	95.1	211.9	95.1

Free Cash Flow *	12.6	6.6	6.0

Reconciliation of the consolidated cashflow statement between the 12-month period ending 30 June 2020 and the 12-month period ending 31 December 2020

	6 months ended 31 Dec 2020	Year ended 30 June 2020	6 months ended 31 Dec 2019	CY2020
Operating cash flows before working capital	40.7	61.4	39.1	63.0
Change in working capital	(7.6)	4.0	4.2	(7.8)

Cash generated from operations	33.1	65.4	43.3	55.2
Income taxes paid	0.2	(2.4)	(5.9)	3.7

Net cash inflow from operating activities	33.3	63.0	37.4	58.9
Net cash inflow / (outflow) from investing activities	(22.2)	(148.1)	(16.6)	(153.7)
Net cash inflow from financing activities	15.0	184.6	83.6	116.0

Net (decrease) / increase in cash and cash equivalents	26.1	99.5	104.4	21.2

Cash and cash equivalents at beginning of period	187.3	87.1	87.1	189.9
Effect of foreign exchange rates	(1.5)	0.7	(1.6)	0.8

Cash and cash equivalents at end of the period	211.9	187.3	189.9	211.9

Free Cash Flow *	6.6	19.0	20.0	5.6